Filed pursuant to Rule 433
December 14, 2009
Relating to
Preliminary Prospectus Supplement dated December 14, 2009 to
Prospectus dated October 3, 2007
Registration Statement No. 333-146483-01
Duke Energy Ohio, Inc.
$250,000,000 First Mortgage Bonds,
2.10% Series, Due June 15, 2013
Pricing Term Sheet

Issuer:	Duke Energy Ohio, Inc.
Principal Amount:	$250,000,000
Security Description:	First Mortgage Bonds, 2.10% Series, Due June 15,2013
Ratings (Moody’s/ S&P)*:	A2/A (positive/positive)
Settlement Date:	December 17, 2009 (T+3)
Interest Payment Dates:	June 15 and December 15, commencing June 15, 2010
Maturity:	June 15, 2013
Benchmark Treasury	1.125% due December 15, 2012
Benchmark Treasury Yield:	1.325%
Spread to Benchmark Treasury:	+78 bp
Yield to Maturity:	2.105%
Coupon:	2.10%
Initial Price to Public:	99.983% per Bond, plus accrued interest, if any, from December 17, 2009
Redemption Provisions:
Make-Whole Call:	+15 bp
CUSIP:	26442E AB6
ISIN:	US26442EAB65
Book-Running Managers:	Barclays Capital Inc. RBS Securities Inc.

* Security ratings are not recommendations to buy, sell or hold securities. The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847 or RBS Securities Inc. at (866) 884-2071.